Unaudited Interim Consolidated Financial Statements of

RESIN SYSTEMS INC.

For the Six Month Period Ended June 30, 2006

FS 1

RESIN SYSTEMS INC.

CONSOLIDATED BALANCE SHEETS

(Canadian Dollars)

(Unaudited)

	June 30, 2006	December 31, 2005
ASSETS
Current assets
Cash and cash equivalents	$11,074,045	$17,960,303
Accounts receivable	829,945	788,282
Inventories	3,251,009	2,539,332
Prepaid expenses and deposits	183,031	215,505
	15,338,030	21,503,422
Restricted cash and deposits	1,673,188	1,515,093
Property, plant and equipment	13,309,741	11,743,562
Deferred financing costs	677,041	756,693
	$30,998,000	$35,518,770
LIABILITIES and SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable and accrued liabilities	$3,084,899	$3,363,904
Other current liabilities	407,630	439,914
	3,492,529	3,803,818
Convertible debentures	15,363,602	14,518,720
Other long-term liabilities	1,258,168	1,344,917
	20,114,299	19,667,455

Shareholders' equity
Share capital (note 3)	68,410,571	55,392,968
Warrants (note 3)	1,364,888	1,021,392
Equity component of convertible debentures	10,257,871	10,257,871
Contributed surplus (note 3)	3,358,447	3,009,405
Deficit	(72,508,076)	(53,830,321)
	10,883,701	15,851,315
Future operations (note 2)
	$30,998,000	$35,518,770

See accompanying notes to the consolidated financial statements.

On behalf of the Board:

 Signed “ Greg Pendura”                Signed “William Demcoe”

Director                                    Director

FS 2

RESIN SYSTEMS INC.

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

(Canadian Dollars)

(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2006	2005	2006	2005
Product revenue	$352,908	$226,734	$1,168,420	$309,685
Expenses
Cost of sales	398,432	150,469	1,333,983	227,603
Manufacturing start-up and product development	6,098,732	2,100,198	10,030,627	3,547,751
General and administrative	2,099,200	1,481,107	3,979,925	3,310,155
Marketing and business development	790,833	966,467	1,662,445	1,440,479
Amortization of property, plant and equipment	617,717	203,170	1,090,958	405,583
Financing charges	1,028,148	21,353	2,016,678	25,809
	11,033,062	4,922,764	20,114,616	8,957,380
Loss from operations	(10,680,154)	(4,696,030)	(18,946,196)	(8,647,695)
Other income	91,529	61,745	268,441	143,424
Net loss	(10,588,625)	(4,634,285)	(18,677,755)	(8,504,271)
Deficit, beginning of period	(61,919,451)	(36,693,044)	(53,830,321)	(32,823,058)
Deficit, end of period	$(72,508,076)	$(41,327,329)	$(72,508,076)	$(41,327,329)
Basic and diluted loss
per common share	$(0.12)	$(0.06)	$(0.22)	$(0.11)
Weighted average number of shares
outstanding	86,670,894	79,018,871	86,099,925	75,535,841

See accompanying notes to the consolidated financial statements.

FS 3

RESIN SYSTEMS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Canadian Dollars)

(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2006	2005	2006	2005
Cash provided by (used in):
Operating:
Net loss	$(10,588,625)	$(4,634,285)	$(18,677,755)	$(8,504,271)
Items which do not involve cash
Amortization of property, plant and equipment	617,717	203,170	1,090,958	405,583
Financing charges	470,573	-	924,534	-
Stock based compensation	218,075	(36,028)	345,497	136,697
Unearned revenue	-	75,360	-	107,669
Other non-cash items	(24,714)	(19,171)	(49,421)	(21,231)
Change in non-cash operating working capital	(550,054)	(1,684,027)	(435,676)	(817,048)
	(9,857,028)	(6,094,981)	(16,801,863)	(8,692,601)
Financing:
Issuance of share capital	8,984,641	5,070,453	13,364,644	14,597,382
Repayments of other long-term liabilities	(35,019)	(20,837)	(59,777)	(38,656)
Change in non-cash financing working capital	(441,291)	-	(82,709)	-
	8,508,331	5,049,616	13,222,158	14,558,726
Investing:
Purchase of property, plant and equipment	(967,215)	(2,366,356)	(2,657,137)	(3,717,019)
Restricted cash and deposits	86,455	(320,333)	(158,095)	(990,333)
Proceeds on sale of property, plant and equipment	-	4,000,000	-	4,000,000
Change in non-cash investing working capital	57,715	501,629	(491,321)	501,629
	(823,045)	1,814,940	(3,306,553)	(205,723)

Increase (decrease) in cash and cash equivalents	(2,171,742)	769,575	(6,886,258)	5,660,402
Cash and cash equivalents, beginning of period	13,245,787	6,862,504	17,960,303	1,971,677
Cash and cash equivalents, end of period	$11,074,045	$7,632,079	$11,074,045	$7,632,079

See accompanying notes to the consolidated financial statements.

FS 4

RESIN SYSTEMS INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Six month period ending June 30, 2006

(Canadian Dollars)

(Unaudited)

1.  Significant accounting policies:

These unaudited interim consolidated financial statements of Resin Systems Inc. (“RS” or the “Company”) have been prepared in accordance with Canadian generally accepted accounting principles (GAAP).  The accounting policies and methods of application are consistent with those outlined in RS’s audited consolidated financial statements for the year ended December 31, 2005.  These consolidated financial statements reflect all normal recurring adjustments that are, in the opinion of management, necessary to present fairly the financial position and results of operations for the respective periods.   These consolidated financial statements do not include all disclosures required in the annual financial statements and should be read in conjunction with the consolidated financial statements for the year ended December 31, 2005.

Certain comparative figures have been reclassified to conform to current period presentation.

2.  Future operations:

These consolidated financial statements have been prepared on a going concern basis in accordance with Canadian GAAP, which assumes RS will realize its assets and discharge its liabilities and commitments in the normal course of business.  The application of the going concern concept is dependent upon the ability of RS to generate profitable operations and raise additional capital to support its ongoing development and operating activities.  For the period ended June 30, 2006, RS reported a net loss of $18,677,755.  At June 30, 2006, RS had positive working capital of $11,845,501 and a deficit of $72,508,076.

These financial statements do not reflect any adjustments that would be required should RS be unable to continue as a going concern and therefore, be required to realize its assets and discharge its liabilities outside the normal course of business.

There can be no assurance that management’s plans will be successful as such plans are contingent upon new equity and debt funds from investors, as well as market acceptance of RS’s products.

3.   Shareholders’ equity:

(a)  Authorized and issued share capital:

Common share and warrant activity for the six months ended June 30, 2006 was as follows:

	Common Shares		Warrants
	Number	Amount	Number	Amount
Balance, December 31, 2005	84,278,050	$ 55,392,968	2,541,297	$ 1,021,392
Issued for cash (1)	5,600,980	7,999,430	2,800,490	976,811
Broker warrants attributed to share issue costs(1)	-	(176,711)	420,073	176,711
Stock options exercised	79,750	49,117	-	-
Warrants issued (2)	-	-	98,814	-
Warrants exercised (2)	2,263,743	5,145,767	(2,263,743)	(786,264)
Warrants expired (2)	-	-	(72,029)	(23,762)
Balance, June 30, 2006	92,222,523	$ 68,410,571	3,524,902	$ 1,364,888

FS 5

RESIN SYSTEMS INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Six month period ending June 30, 2006

(Canadian Dollars)

(Unaudited)

3.   Shareholders’ equity (continued):

(a)  Authorized and issued share capital:

(1)  In June, RS completed a private placement of 5,600,980 units for aggregate proceeds of $8,976,241.  Each unit consisted of one common share and one half common share purchase warrant expiring December 28, 2007.  The purchase warrants have an exercise price of $2.25 per share and have a fair value of $976,811.

A further 280,049 warrants were granted to brokers.  Upon exercising the warrants an additional one half common share purchase warrant will be available for exercise expiring December 28, 2007 leaving a total of 420,073 warrants available for exercise.  The warrants have an exercise price of $1.85 per share and the half common share purchase warrants have an exercise price of $2.25 per share.  The fair value of the warrants was $176,711.

 (2)  During the period, RS issued 2,263,743 common shares pursuant to the exercise of common share purchase warrants for aggregate proceeds of $4,359,503.  Of the warrants exercised, 197,627 warrants entitled the holder to an additional one-half common share purchase warrant to purchase common shares by February 14, 2006 at $2.00 per common share.  Relating to the warrants exercised, $786,264 has been transferred to share capital. In addition, 72,029 purchase warrants expired unexercised.

(b) Stock options – outstanding options:

	Number of	Weighted average
Options held by employees	share options	exercise price
Outstanding, December 31, 2005	3,213,000	$ 1.07
Granted	696,550	2.08
Exercised	(36,000)	0.36
Forfeited	(60,600)	2.05
Outstanding, June 30, 2006	3,812,950	$ 1.25

Options held by non-employees	Number of share options	Weighted average exercise price
Outstanding, December 31, 2005	1,375,000	$ 0.90
Exercised	(43,750)	0.37
Outstanding, June 30, 2006	1,331,250	$ 0.91

The following table summarizes information about the stock options outstanding as at June 30, 2006:

Price range	Outstanding	Average years	Exercisable
$0.34 – 0.51	220,250	0.39 – 0.89	220,250
0.52 – 0.78	750,000	1.42 – 1.47	750,000
0.79 – 1.19	2,728,000	1.52 – 3.48	1,305,000
1.20 – 1.79	750,000	0.82 – 4.17	75,000
1.80 – 2.40	695,950	4.38 – 4.76	-
$0.34 – 2.40	5,144,200	2.10	2,350,250

FS 6

RESIN SYSTEMS INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Six month period ending June 30, 2006

(Canadian Dollars)

(Unaudited)

3.   Shareholders’ equity (continued):

(c) Stock based compensation:

The weighted average fair value of each option granted in the period of $1.26 was estimated on the date of the grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	Risk free Interest rate	Expected life of option	Expected volatility	Expected dividends
2006	4.09%	5 years	68%	$ nil

(d) Contributed surplus:

The following table reconciles the Company’s contributed surplus for the period:

Balance, December 31, 2005	$ 3,009,405
Stock-based compensation cost	345,497
Stock options exercised	(20,217)
Expired warrants	23,762
Balance, June 30, 2006	$ 3,358,447

4.  Segmented information:

RS’s activities comprise one operating segment being the development, manufacturing and sales of composite products. The Company evaluates performance as one entity.  In the first six months of 2006, RS’s revenue includes sales to customers located in the United States of $641,552 (first six months of 2005 - $204,061) in Asia of $179,237 (first six months of 2005 - $nil) and all other sales attributed to customers located in Canada.  In the second quarter of 2006, RS’s revenue includes sales to customers located in the United States of $52,312 (second quarter of 2005 - $125,458) in Asia of $75,764 (second quarter of 2005 - $nil) and all other sales attributed to customers located in Canada.

The following table represents revenues by product categories:

	Three months ended		Six months ended
Product	June 30, 2006	June 30, 2005	June 30, 2006	June 30, 2005
Utility poles	$ 350,214	$ 137,189	$ 1,043,204	$ 142,581
Version resin	-	84,856	110,440	153,365
Other products	2,694	4,689	14,776	13,739
	$ 352,908	$ 226,734	$ 1,168,420	$ 309,685

The financial statements include property, plant and equipment in Canada totaling $12,634,421 (2005 -$11,207,529) and in Poland totaling $675,320 (2005 - $536,033).

FS 7

RESIN SYSTEMS INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Six month period ending June 30, 2006

(Canadian Dollars)

(Unaudited)

5.

Commitments

During the period, the Company agreed to two additional five year operating leases for office space.  The total minimum rent payable that is remaining over the term of the leases is $986,670.

FS 8